UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Albany Molecular Research, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

012423109

(CUSIP Number)

Thomas E. D’Ambra, Ph.D.

c/o Albany Molecular Research, Inc.

26 Corporate Circle

Albany, NY 12203

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 5, 2017

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons:

Thomas E. D’Ambra, Ph.D.
2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒
3	SEC Use Only:

4	Source of Funds (See Instructions):

OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

☐
6	Citizenship or Place of Organization:

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power:

0
	8	Shared Voting Power:

0
	9	Sole Dispositive Power:

0
	10	Shared Dispositive Power:

0
11	Aggregate Amount Beneficially Owned by Each Reporting Person:

0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐
13	Percent of Class Represented by Amount in Row (11):

0
14	Type of Reporting Person (See Instructions):

IN

Explanatory Note:

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends and restates, where indicated, the statement on Schedule 13D, in relation to the beneficial ownership of shares of common stock, par value $0.01 per share (the “Common Stock”) of Albany Molecular Research, Inc., a Delaware corporation (the “Issuer”).

This Amendment is being filed to disclose the transactions described in Item 4 below. Except as otherwise set forth herein, this Amendment does not modify any of the information previously included in the Schedule 13D. This Amendment reports that the Dr. D’Ambra ceased to be the beneficial owner of more than five percent (5%) of the Common Stock of the Issuer.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 to Schedule 13D is hereby amended and supplemented by adding the following:

On August 31, 2017, UIC Merger Sub, Inc., a Delaware corporation (“Merger Sub”), merged with and into the Issuer (the “Merger”) pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) by and among Issuer, UIC Parent Corporation, a Delaware corporation (“Parent”), and Merger Sub.

Upon consummation of the Merger, the separate corporate existence of Merger Sub ceased, and the Issuer continued as the surviving corporation and as a wholly-owned subsidiary of Parent. Upon consummation of the Merger, each share of Common Stock (other than Common Stock owned by the Issuer or by Parent, Merger Sub or any direct or indirect wholly owned subsidiary of the Issuer or of Parent (other than Merger Sub)) of the Issuer outstanding immediately prior to the effective time of the Merger was converted into the right to receive $21.75.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

On August 31, 2017, all of the Common Stock of the Issuer held of record by Dr. D’Ambra were cancelled and converted into the right to receive $21.75 pursuant to and upon the closing of the Merger. Following such cancellation and conversion into the right to receive $21.75, Dr. D’Ambra no longer holds any shares of common stock of the Issuer.

(a)-(b)      See the information contained on the cover pages to this Amendment which is incorporated herein by reference.

(c)            There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by Dr. D’Ambra, except as described in this Amendment.

(d)            Not applicable.

(e)            On August 31, 2017, Dr. D’Ambra ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete, and correct.

Dated as of September 5, 2017

Thomas E. D’Ambra, Ph.D.

/s/ Thomas E. D’Ambra, Ph.D.